Exhibit 99.1

NEWS RELEASE

Endeavour Silver Drilling Intersects New Silver-Gold Mineralization Near
Historic Mine Workings at El Cubo;
Fast Track Mine Development Now Underway
______________________________________________________________________________

Vancouver, Canada – Sept 11, 2013 - Endeavour Silver Corp. (NYSE: EXK, TSX: EDR) announced today that exploration drilling at the Company's El Cubo mine in Guanajuato State, Mexico has intersected high grade gold-silver mineralization in two veins near historic mine workings in the Asunción area of the Villalpando vein system.

Drilling intersected strong mineralization in both the Villalpando vein and the Asunción vein.  Drilling highlights include 375 grams per tonne (gpt) silver and 1.80 gpt gold over 4.14 metres (m) true width, or 14.1 ounces per ton (opT) silver equivalents over 13.6 feet (ft), in hole CAS-6, including 768 gpt silver and 2.69 gpt gold over 0.49 m true width, or 27.1 opT silver equivalents over 1.6 ft.

El Cubo Drilling Highlights
Hole	Structure	From	True Width	Au	Ag	Ag Eq.
		(m)	(m)	(gpt)	(gpt)	(gpt)
CAS-06	Villalpando	335.20	4.14	1.80	375	483
	Including	337.15	0.49	2.69	768	929
CAS-08	Villalpando	271.80	1.62	0.60	330	366
	Including	273.35	0.42	1.60	1185	1281
CAS-09	Villalpando	350.45	1.67	1.59	168	263
	Including	352.40	0.35	2.95	293	470
CAS-10	Villalpando	350.90	1.72	1.20	136	208
	Including	350.90	0.61	0.74	238	282
CAS-12	Villalpando	204.10	5.16	0.61	122	159
	Including	207.60	0.66	0.99	181	240
CAS-04	Asunción	373.20	1.84	1.29	126	203
	Including	374.70	0.38	1.64	280	378
CAS-10	Asunción	331.90	1.73	1.59	249	344
	Including	333.30	0.29	2.07	303	427

Click here to view the Villalpando-Asunción Longitudinal Sections.  Silver equivalents are calculated at a ratio of 60: 1 silver: gold.

The new mineralized zones extend about 200 m long by 100 m deep, and have already been accessed by an underground crosscut from the historic workings.  Fast track mine development is now underway to better define these mineralized veins and exploration drilling is expected to resume this month.

Luis Castro, Vice President of Exploration, commented, "The discovery of these two mineralized veins near the historic Asunción mine workings at El Cubo represents our first exploration success since acquiring the El Cubo mine last year, and validates our view that the exploration potential for new discoveries at El Cubo is very high.”

Godfrey Walton, M.Sc., P.Geo. President and COO, is the Qualified Person who reviewed and approved this news release and supervised the drilling programs at El Cubo. A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results. All samples were split at the El Cubo field office and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis. Gold and silver are determined by fire assay with an atomic absorption (AA) finish.  Other elements are determined by AA.

About Endeavour Silver – Endeavour is a mid-tier silver mining company focused on growing its profits, production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted eight consecutive years of accretive growth of its silver mining operations. The organic expansion programs now underway at Endeavour’s three silver-gold mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour’s goal to become a premier senior silver producer.

Contact Information - For more information, please contact:
Meghan Brown, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 685-9775
Email: mbrown@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2013 and the timing and results of exploration drill programs. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.